UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

As at August 16, 2013

Commission File No. 000-12600

NORSAT INTERNATIONAL INC.
(Translation of registrant's name into English)

Suite 110 - 4020 Viking Way, Richmond, British Columbia, V6V 2L4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [X]              Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

SUBMITTED HEREWITH

Exhibit
99.1	Notice of Articles pursuant to the Business Corporations Act (British Columbia)
99.2	Notice of Alteration pursuant to the Business Corporations Act (British Columbia)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2013

NORSAT INTERNATIONAL INC.

/s/ Amiee Chan
______________________________
Amiee Chan
Chief Executive Officer